UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Neah Power Systems Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

63948P206

(CUSIP Number)

William M. Shenkin, Managing Member

Clean Tech Investors, LLC

c/o CeFO, Inc.

88 Inverness Circle East

Englewood, CO  80112

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63948P206	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Clean Tech Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Englewood, CO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 60,100,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 60,100,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,100,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 63948P206	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William M. Shenkin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Englewood, CO

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 60,100,000
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 60,100,000
	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,100,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 63948P206	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Neah Power Systems, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 22118 20TH Avenue, SE, Suite 142, Bothell, Washington 98021.

Item 2.  Identity and Background.

(a) This Schedule 13D is being filed by Clean Tech Investors, LLC, a Colorado limited liability company (“Clean Tech Investors”), Mr. William M. Shenkin currently serves as the Managing Members of Clean Tech Investors, LLC (Clean Tech Investors, Mr. William M. Shenkin is referred to as the “Reporting Persons”). Accordingly, Mr. Shenkin may be deemed to have beneficial ownership of the securities reported herein by virtue of the discretion and authority granted to Mr. Shenkin to vote and to dispose of the securities held by Clean Tech Investors pursuant to Clean Tech Investors constituent documents.

(b) – (c) The principal business address of Clean Tech Investors and Mr. William M. is c/o CeFO, Inc. 88 Inverness Circle East, Englewood CO  80112.  Clean Tech Investors LLC engages in the development of renewable energy technologies  and Mr. William M. Shenkin serve as Managing Members of Clean Tech Investors.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Clean Tech Investors is a Colorado limited liability company.  Mr. William M. Shenkin are citizens of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

Pursuant to a certain Securities Purchase Agreement, dated November 15, 2013 (the “Securities Agreement”), Clean Tech Investors purchased from Issuer and aggregate 36,901,400 shares of Issuer’s Common stock for aggregate gross payments of $700,000.  Pursuant to a certain Asset Purchase Agreement, dated November 15, 2013 (the “Asset Purchase Agreement”), Clean Tech Investors received from Issuer and aggregate 23,198,600 shares of Issuer’s Common stock for aggregate gross value of $440,000.

Item 4.  Purpose of Transaction.

Clean Tech Investors acquired the Securities for investment purposes. Consistent with such purpose, the Reporting Persons have had, and may have in the future, discussions with management and the Board of Directors of the Issuer regarding the Issuer’s operations, prospects, business and financial strategies and other matters as the Reporting Persons deem relevant to their investment in the Securities of the Issuer. The Reporting Persons have requested that the Issuer’s Board of Directors consider appointing Mr. William M. Shenkin to serve as a member of the Issuer’s Board of Directors.  The Reporting Persons will continue to evaluate their investment position in the Issuer and may, depending on the Issuer’s performance and market and other conditions, increase or decrease their investment position in the securities of the Issuer.

CUSIP No. 63948P206	13D	Page 5 of 6 Pages

The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes herein described or whether to adopt plans or proposals regarding the Issuer or any of its securities.

Except as otherwise set forth herein, the Reporting Persons have no specific plans or proposals that relate to or would result in any of the following:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)

except for the request to Issuer’s Board of Directors to consider appointing Mr. William M. Shenkin to serve as one of its members, any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of the Issuer’s Board of Directors or to fill any existing vacancies thereon;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a)  As of the date of this Schedule 13D, the Reporting Persons may be deemed to beneficially own an aggregate of 60,100,000 shares of Common Stock, representing 7.1% of the outstanding shares of Common Stock (based on 841,047,337 shares of common stock outstanding on December 20, 2013 as disclosed by the Issuer). Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting of investment power with respect to securities

(b) The Reporting Persons have the sole power to vote, direct the voting of, dispose of and direct the disposition of the Securities.

(c) There have been no transactions effected with respect to the Securities, including the common stock of the Issuer by the Reporting Persons during the sixty (60) day period prior to the date hereof.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Other than the matters described in Items 3 and 4, none of the Reporting Persons have executed any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Joint Filing Agreement dated as of January 21, 2014, between Clean Tech Investors LLC and William M. Shenkin.

CUSIP No. 63948P206	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Clean Tech Investors, LLC

/s/ William M. Shenkin William M. Shenkin, Managing Member

Joint Filing Agreement

The undersigned hereby agree that the Schedule 13D with respect to the Common Stock, par value $0.001 per share, of NEAH POWER SYSTEMS, INC., dated as of January 21, 2014, is, and any amendments thereto, signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended

Dated: January 21, 2014  Clean Tech Investors, LLC

  By: /s/  William M. Shenkin

    Name:  William M. Shenkin

    Title:    Managing Member

    /s/ William M. Shenkin

     William M. Shenkin, Individually